EXHIBIT 99.6
Media release

Tasmania and Rio Tinto partner for a strong and sustainable future at Bell Bay
20 February 2022
MELBOURNE, Australia--(BUSINESS WIRE)-- The Tasmanian Government and Rio Tinto will work together to ensure a strong and sustainable future economy for George Town, the Tamar Valley region and Tasmania, in a new partnership signed today at the Bell Bay Aluminium smelter.
The partnership will seek to drive economic growth and employment outcomes in the State and support the Tasmanian Government’s target of doubling renewable electricity generation by 2040.
Under the Memorandum of Understanding (MOU), the Tasmanian Government and Rio Tinto will jointly investigate how the smelter’s manufacturing capability and electricity demand can help support the development of new industries and more renewable energy supply in the region.
Rio Tinto has also committed to look at how it could further decarbonise Bell Bay Aluminium and investigate options for future investment to secure the competitiveness of the smelter.
The MOU was signed at Bell Bay by Tasmanian Premier Peter Gutwein and Rio Tinto Chief Executive Jakob Stausholm.
Peter Gutwein said “This MOU is a strong demonstration of our shared commitment to Tasmania’s economic and industrial future and reinforces the State’s renewable energy credentials.
“Rio Tinto has been a figurehead of local industry here for some 67 years, directly employing more than 500 Tasmanians and more than 700 indirectly, and this agreement reaffirms Rio Tinto’s long-term commitment to our state.”
Jakob Stausholm said “Aluminium is essential for the global transition to a low-carbon economy, and we are excited about the contribution our Bell Bay smelter can make both towards this transition and to the region’s future.
“We want to help ensure a strong and vibrant future for Bell Bay, where we have been part of the community for well over half a century and where we are actively working with the Tasmanian Government on a shared vision for the future.”
Bell Bay Aluminium General Manager Shona Markham said “Bell Bay Aluminium has been an important part of George Town and the northern Tasmanian economy for nearly 70 years.

“Today’s announcement is exciting news for our 514 direct employees, and the hundreds of other Tasmanians and Tasmanian businesses who work with us. It is a strong endorsement that Rio Tinto and the Tasmanian Government see a positive and sustainable future for Bell Bay beyond 2025.”
View source version on businesswire.com: https://www.businesswire.com/news/home/20220219005008/en/

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